[Letterhead of Sutherland Asbill & Brennan LLP]

August 20, 2014

VIA EDGAR

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Mountain Finance Corporation

Registration Statement on Form N-2 Filed on June 24, 2014

File No. 333-197004

Dear Ms. Miller:

On behalf of New Mountain Finance Corporation (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund in a letter, dated July 24, 2014, with respect to the Fund’s registration statement on Form N-2 (File No. 333-197004), filed with the Commission on June 24, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Fund’s responses.  Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

PROSPECTUS

Cover Page

1.                                      The cover page provides a very brief description of the Fund’s investment strategy. In order to enhance investor comprehension of the Fund’s strategy, please expand the disclosure to more fully convey in plain English the Fund’s strategy, including a description of the quality of its investments (e.g., below investment grade, “junk,” “distressed debt,” etc.). Please also disclose the types of companies to which the Fund generally issues loans, as well as any other information that would more clearly convey to investors the nature and character of the Fund’s intended investments (e.g., “predominantly speculative,” “difficult to value and illiquid”).

The Fund has revised the cover page of the Prospectus in response to the Staff’s comment.

2.                                      Please disclose, if true, that (i) the Fund invests primarily in floating rate debt investments that contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Fund if interest rates rise; and (ii) floating rate debt investments will not pay down principal during their lifetime, which could result in a substantial loss to the Fund if the portfolio company is unable to refinance or repay the debt at maturity.

The Fund has revised the cover page of the Prospectus in response to the Staff’s comment.

Overview (Page 3)

3.                                      The paragraph immediately following the organizational diagram on this page repeats the Fund’s objective and brief strategy, notes that in some cases the Fund’s investments may include equity interest, and then states that “the primary focus is in the debt of defensive growth companies, which are defined as generally exhibiting the following characteristics: (i) sustainable secular growth drivers, (ii) high barriers to competitive entry, (iii) high free cash flow after capital expenditure and working capital needs, (iv) high returns on assets and (v) niche market dominance.” Please disclose the types of industries or companies in which the Fund generally invests, and consider adding additional disclosure regarding the Fund’s investment strategy.

The Fund has revised the “Overview” and “Business” sections of the Prospectus in response to the Staff’s comment.

The Investment Adviser — Experienced Management Team and Established Platform (Page 6)

4.                                      If accurate, please clarify that the Investment Adviser’s team members are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. If Adam Collins, who is a member of the Investment Committee, is also jointly and primarily responsible for day-to-day management of the portfolio, please disclose his business experience.

The Fund advises the Staff on a supplemental basis that only Robert A. Hamwee, the Fund’s Chief Executive Officer, is responsible for the day-to-day management of the Fund’s portfolio.  As a result, the Fund considers only Mr. Hamwee to be its portfolio manager. The Fund does not consider any of the other members of its investment adviser’s investment committee, including Adam Collins, to be portfolio managers for the Fund. The “Portfolio Management” section of the Prospectus, however, contains disclosure regarding the business experience of selected senior investment professionals of the Fund’s investment adviser, including Adam Collins.

Risks (Page 8)

5.                                      In order to provide more context for the risk disclosure, please disclose that the Fund primarily buys debt that would be rated below investment grade (i.e., “junk”).

The Fund has revised the above-referenced disclosure in the Prospectus in response to the Staff’s comment.

Investment Advisory Fees (Page 12)

6.                                      Please disclose how derivatives are valued for purposes of calculating the advisory fees. Also, please confirm that the Fund will not use the notional amount of derivatives for purposes of calculating advisory fees.

The Fund has revised the disclosure relating to the investment advisory fees throughout the Prospectus in response to the Staff’s comment. The Fund also advises the Staff on a supplemental basis that it has not invested, and currently does not invest, in derivatives. To the extent the Fund invests in derivatives in the future, the Fund will use the actual value of the derivatives, as reported on the Fund’s balance sheet, for purposes of calculating its base management fee. Specifically, the Fund’s base management fee is calculated based on the Fund’s gross assets, which equals the Fund’s total assets as determined in accordance with GAAP.

Distributions (Page 13)

7.                                      Please explain supplementally how the Fund intends to comply with its notification obligations pursuant to Section 19(a) of the Investment Company Act of 1940 (“Investment Company Act”).

The Fund advises the Staff on a supplemental basis that pursuant to Section 19(a) of the Investment Company Act, and Rule 19a-1 promulgated thereunder, the Fund is required to accompany distribution payments with a notice if any part of that distribution is from a source other than accumulated undistributed net income, not including profits or losses from the sale of securities or other properties.  At the time of each quarterly dividend declaration, the Fund presents to its Board of Directors a presentation regarding the proposed dividend, the amount of which is generally based upon the distributable taxable income estimated by management for the relevant period and year end.  At the end of each fiscal year, the Fund’s actual financial results are reconciled with the distributions made in order to ensure that none of the prior distributions were from a source other than accumulated undistributed net income.  To the extent that the Fund’s financial results indicate that a prior distribution included a return of capital, each shareholder will receive a Form 1099-DIV, which will reflect the actual amounts of income, capital gain and return of capital paid by the Fund.

Risks Relating to Our Investments (Page 48)

8.                                      Please disclose here that the loans the Fund makes to portfolio companies would be rated below investment grade.

The Fund has revised the above-referenced disclosure in the Prospectus in response to the Staff’s comment.

Determination of NAV — Determinations in Connection With Offerings (Page 143)

9.                                      This section states that in connection with future offerings of common stock, NMFC’s board of directors or an authorized committee thereof will be required to make the determination that it is not selling shares of NMFC’s common stock at a price below the then current net asset value. Please also include a statement that, in connection with sales of common stock, the board or an authorized committee will determine net asset value within forty-eight hours prior to the date of the sale of common stock. See Section 23(b) of the Investment Company Act (applicable to BDCs through Section 63 of the Investment Company Act).

The Fund advises the Staff on a supplemental basis that it believes that the above-referenced disclosure, which is consistent with the disclosure that other BDCs have recently included in their registration statements in response to similar comments from the Staff, comports with the requirements of Section 23(b) of the Investment Company Act (“Section 23(b)”) and reflects the current process utilized by existing BDCs to comply with the requirements of Section 23(b) in connection with follow-on equity offerings. Specifically, a BDC’s Board of Directors, or a pricing committee thereof, will consider information supplied by management with respect to any changes in net asset value per share since the last quarterly determination of net asset value by the BDC’s Board of Directors, and must affirmatively determine that price per share less any underwriting discounts or commissions remains at or above net asset value per share, after taking into account such additional information.

Moreover, the bullet-point disclosure included in the above-referenced section of the Prospectus reflects the methodology the Fund employs to confirm that shares of its common stock are being sold at or above the Fund’s then current net asset value per share, as required by Section 23(b).  However, this determination does not necessarily reflect the calculation and setting of a formal net asset value per share, which would require the substantially more time-consuming process the Fund undertakes in preparing its quarterly financial statements. Such a process would include, in part, the preparation of formal valuations for each private investment in the Fund’s portfolio and the retention and use of third-party valuation firms.

The Fund believes that the formal setting of a net asset value per share by its board of directors is neither expressly nor implicitly required under Section 23(b). In addition, such a process would be nearly impossible, from a practical standpoint, to complete within the 48 hour period set forth in Section 23(b). The Fund therefore believes that the process described in the above-referenced section of the Prospectus meets both the letter and the spirit of Section 23(b) in providing a methodology to both (i) determine an updated net asset value per share for Section 23(b) purposes, and (ii) permit the Board of Directors, or an authorized committee thereof, to determine that the sale price of its common stock is at or above such net asset value per share.

Plan of Distribution (Page 186)

10.                               Please confirm to us that NMFC will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

The Fund confirms to the Staff on a supplemental basis that the Fund will ensure that, in connection with any underwritten offering pursuant to the Registration Statement, each underwriter complies with the applicable rules and regulations of FINRA with respect to the submission of underwriting terms for approval by FINRA.

PART C

Item 25. Financial Statements and Exhibits

11.                               In your response letter, please discuss NMFC’s plans to update all applicable financial statements and other material information, as well as the auditor’s consent, for any takedown of securities offered from this shelf registration statement.

The Fund advises the Staff on a supplemental basis that it will include in each prospectus supplement used in connection with an offering of securities pursuant to the Registration Statement any material information not otherwise included in the Prospectus at the time of effectiveness of the Registration Statement, including any subsequently filed financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure relating thereto. In addition, the Fund intends to file an auditor’s consent as an exhibit via a post-effective amendment to the Registration Statement in the event the Fund includes new audited financial statements for a completed fiscal year end in any such prospectus supplement.

12.                               We note the entries in the Exhibit List for Forms of Prospectus Supplements for Preferred Stock, Rights Offerings, Warrants Offerings, and Debt Securities Offerings. Please provide us with a representation that, if the Fund determines to offer any type of debt that is different (e.g., senior notes) from the types of debt for which the Fund has filed forms of prospectus supplements, it will file a post-effective amendment to the registration statement that (i) must be accelerated by the staff, and (ii) includes a form of prospectus supplement with respect to the new type of security.

The Fund respectfully refers the Staff to the “Description of Our Debt Securities” section of the Prospectus for a description of the types of debt securities that the Fund may offer, issue and sell pursuant to the Registration Statement.  The Fund respectfully advises the Staff that it will not offer any “senior” security unless the terms of such an offering are consistent with the description of debt securities contained in the “Description of Our Debt Securities” section of the Prospectus.  Convention in the securities industry is to refer to unsecured indebtedness as “senior” if that indebtedness ranks senior in right of payment to future indebtedness of the Fund that is expressly subordinated in right of payment to such unsecured indebtedness.  Secured indebtedness is senior to senior unsecured indebtedness, but only to the extent of the relevant security interest.  Market convention is to refer to such indebtedness as “senior secured” indebtedness.  In this regard, the Fund notes the disclosure in the “Description of Our Debt Securities” section of the Prospectus that describes that unsecured indebtedness will effectively rank junior to any secured indebtedness that the Fund incurs to the extent of the value of the assets securing such secured indebtedness.  Similarly, any senior unsecured indebtedness of the Fund will rank structurally junior to existing and future indebtedness (including trade payables) incurred by the Fund’s subsidiaries, financing vehicles or similar facilities. In this regard, the Fund notes the relevant disclosure in the “Description of Our Debt Securities” section of the Prospectus.  Therefore, the Fund believes that it is appropriate to refer to unsecured debt securities as senior, and no further post-effective amendments to the Registration Statement are necessary, if that unsecured indebtedness ranks senior in right of payment to future indebtedness of the Fund that is expressly subordinated in right of payment to such unsecured indebtedness.

13.                               Page F-71 - New Mountain Finance Holdings LLC (Operating Company) Consolidated Statement of Assets, Liabilities and Members’ Capital. In future financial statements, please include a line item for “Commitments and Contingencies” along with a reference directing the reader to the related footnote in the Fund’s Notes to Financial Statements (specifically Note 9). See Regulation S-X Rule 6-04.15.

The Fund acknowledges the Staff’s comment and confirms to the Staff that it has added a line item for “Commitments and Contingencies” in the Fund’s Consolidated Statements of Assets and Liabilities as of June 30, 2014 included in the Prospectus, along with a reference directing the reader to the related footnote in the Fund’s Notes to Financial Statements.

14.                               Page F-87 - New Mountain Finance Corporation - Statements of Changes in Net Assets. In future financial statements, please include the character of the “Dividends declared” line item. See Regulation S-X Rule 6-09.3.

The Fund acknowledges the Staff’s comment and confirms to the Staff that it has added the character of the “Dividends declared” line item in the Fund’s Consolidated Statements of Changes in Net Assets for the six months ended June 30, 2014 included in the Prospectus.

15.                               Page F-133 - New Mountain Finance Corporation - Note 13 - Financial Highlights. In future financial statements, please include the character of the “Dividends declared” line item. See General Instruction 1 to Item 4 of Form N-2.

The Fund acknowledges the Staff’s comment and confirms to the Staff that it has added the character of the “Dividends declared” line item in the “Financial Highlights” Note to the Fund’s Consolidated Financial Statements as of June 30, 2014 included in the Prospectus.

GENERAL COMMENTS:

16.                               We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund acknowledges the Staff’s comment.

17.                               If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The Fund advises the Staff on a supplemental basis that it does not presently intend to omit information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act.

18.                               Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund advises the Staff on a supplemental basis that it does not presently intend to seek any exemptive or no-action relief in connection with the Registration Statement.

19.                               Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Fund acknowledges the Staff’s comment and has reflected the changes referenced herein in Pre-Effective Amendment No. 1 to the Registration Statement.

20.                               We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since NFMC and its management is in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund acknowledges the Staff’s comment.

21.                               Notwithstanding our comments, in the event that NMFC requests acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve NMFC from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  NMFC may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Fund acknowledges the Staff’s comment.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:           David Cordova / New Mountain Finance Corporation

John Mahon / Sutherland Asbill & Brennan LLP